Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

(Amounts in millions of pounds)

	2016	2015	2014	2013	2012
Earnings:
Pretax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	1,934	10,512	2,938	6,604	6,571
Plus: Fixed charges	769	795	775	814	865
Plus: Distributed income of income from equity investees	42	5	5	18	46
Less: Preference security dividend	—	—	—	—	—
Less: Minority interest in pre-tax income (1)(2)	40	—	—	1	6

Total Earnings	2,705	11,312	3,718	7,435	7,476

Fixed charges:
Interest expense	736	757	727	767	808
Interest within rental expense (1/3 of rentals)	33	38	48	47	57
Preference security dividend (2)	—	—	—	—	—

Total fixed charges	769	795	775	814	865

Ratio of Earnings to Fixed Charges	3.5	14.2	4.8	9.1	8.6

(1)	Minority interest, excluding those having fixed charges.
(2)	Grossed up at effective tax rate of 45.23% for the year ended 31 December 2016 and by 20.46%, 4.62%, 15.33%, 29.12%, for the years ended 31 December, 2015, 2014, 2013 and 2012, respectively.